FILED BY PRECISE SOFTWARE SOLUTIONS LTD.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                              AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                SUBJECT COMPANY: PRECISE SOFTWARE SOLUTIONS LTD.
                                                    COMMISSION FILE NO.: 0-30828


On December 19, 2002, Shimon Alon, the Chief Executive Officer of Precise Software Solutions Ltd. (the "Precise"), sent the following e-mail to the employees of Precise regarding the proposed merger described above:


To the Precise Team:

Today we are announcing an agreement to join forces with VERITAS, a tremendous company and world leader in storage software solutions. A joint press release issued a short while ago is attached.

The combination with VERITAS represents an exciting opportunity for all Precise employees, as well as our customers, partners and shareholders. I firmly believe this combination will significantly increase your career opportunities as well as benefiting you financially as a stakeholder.

The fact that VERITAS has agreed to pay over half a billion dollars in cash, which represents a significant market premium, demonstrates their confidence in our people, technology, business and future. Precise is a great company with excellent products and people, and our combination with VERITAS will enable us to leverage their greater scale and distribution so that we can reach more customers, faster, with our industry-leading application performance management and storage resource management solutions. I am confident that the combination of VERITAS and Precise will be an excellent vehicle for continued growth.

This strategic combination is strongly supported by our customers as well as industry and financial analysts, as they understand that it will enable us to fully realize our market potential. Precise's products and services are a perfect fit with VERITAS's existing and future offerings. The combined company will be even more competitive by offering customers complete end-to-end solutions that span from the application level all the way through the underlying data layers.

VERITAS has committed to continue developing and supporting Precise's current products, customers and strategic partners, and to keeping our current sales, marketing and support focused on the Precise products. In fact, one of the key factors in their decision to acquire Precise was the high-level talent and drive of our people.

You should know that VERITAS has an excellent track record in treating the employees of acquired companies well, and providing merit based opportunities to assume greater responsibilities in the combined company. In fact, many of their current senior management team came from their earlier acquisitions, such as Seagate Software and OpenVision Technologies.

To provide you with some timely information and answers, today at 10:30 a.m. (U.S. EST) I will host a worldwide Precise employee conference call. (Details below.) We have also attached an FAQ, which attempts to answer some of your initial questions. In addition, we will provide more detailed information about VERITAS and the transition on PIE. No doubt you will have additional questions later about what this news will mean for the company and for you personally, and we will do our best in the coming days and weeks to answer all of them.

Together, we have created a very special company and today's news should serve as confirmation of that to all of us. We've built a great technology and a great business. We have consistently executed over the last five years; we've increased our revenue by an average of 115% annually, we've grown from 30 customers to over 6,000 and from 30 employees to nearly 500, and we've achieved record revenues and profitability. This is a phenomenal achievement that wouldn't have been possible without all your efforts over the past several years
- I sincerely thank you for all your contributions.

Please keep in mind that the transaction won't be completed for 90-120 days, pending customary regulatory clearances and shareholder approval. It is vital that in the next few days we all stay focused on closing the fourth quarter strongly, so that we can achieve our 21st consecutive quarter of growth and keep building momentum for 2003 and beyond.

I thank you for your continued efforts and wish you and your families the very best for this holiday season and beyond.
Best regards,

Shimon



10:30 am U.S. EST Worldwide Employee Conference Call dial-in info:

U.S. dial-in number:                    xxxxxxxxxxxxxx
International dial-in number:           xxxxxxxxxxxxxx
U.S. replay number:                     xxxxxxxxxxxxxx
International replay number:            xxxxxxxxxxxxxx
Passcode for all dial-in numbers:       xxxxxxxxxxxxxx


Web address (for slides):               xxxxxxxxxxxxxx

Join a meeting / Precise Update
Meeting number: xxxxxxxxxxxxxx
Meeting password: xxxxxxxxxxxxxx


The replay will be available from noon on December 19, 2002 until midnight December 23, 2002 (U.S. EST)


FAQ

1. WHY COMBINE WITH VERITAS? WHAT ARE THE KEY AREAS OF SYNERGY BETWEEN THE TWO COMPANIES?

The combination of Precise and VERITAS, one of the largest software infrastructure companies, immediately creates an organization with:

o    A sales force of 700 quota carrying sales people

o    International presence in 40 countries

o Formidable indirect strategic distribution channels (global system integrators, large strategic partners, worldwide network of resellers)

o    CIO visibility and immediate brand recognition

o    New development opportunities in APM and SRM

2. WHY SELL NOW?

Our people, financial and technological strengths made us attractive to VERITAS. While it is always a very tough decision to sell a strong and successful company, we were convinced to take this step by the two companies' perfect strategic fit, a very compelling acquisition proposal with a great structure, and the opportunity for us to leverage the strength and scale of VERITAS so that we can reach more customers, faster, with our industry-leading solutions. In short, in this large and rapidly growing and challenging market, which is driven by critical customer needs, VERITAS is the right strategic partner at the right time.

3. WHY HAS VERITAS DECIDED TO ACQUIRE PRECISE?

VERITAS has said that they are acquiring Precise because we "are a fast growing profitable company that has been executing extremely well in a tough economy." They highlight that we have "delivered 20 quarters of consecutive revenue growth, and have a strong technology portfolio, experienced management team, a growing list of leading customers and a reputation as one of the most successful, best-executing enterprise software providers." VERITAS is particularly focused on the fact that we provide "best-of-breed, market-leading solutions in two areas that as highly complementary to existing VERITAS offerings today," and that "the two companies are a strategic fit for where VERITAS is heading - APM and SRM." Finally, VERITAS sees a market opportunity for these two segments of over $11 billion by 2006.

4. WHAT WILL BE THE IMPACT OF THE DEAL ON PRECISE EMPLOYEES?

Employees will benefit by being part of one of the world's top software companies. They will see expanded career opportunities and will share in the benefits of the combined company's increased growth potential.

5. WHAT HAPPENS TO OUR PRECISE OPTIONS?

All your options (vested or unvested, and regardless of your strike price or vesting schedule) will automatically roll over to VERITAS options once the transaction is finalized. Your options will roll over at the highest price shareholders will receive, which will be at least $16.50 or above.


6. WHAT IS VERITAS'S INTEGRATION PLAN AND WILL THERE BE ANY LAYOFFS?

This merger is about growth, not cost reductions. VERITAS's plan is to keep developing, marketing, selling and supporting Precise product through current employees. Inevitably, some corporate functions may be consolidated within VERITAS' existing infrastructure. We'll be working closely with VERITAS on integration planning over the next few months and will keep you informed as we make progress.

7. WILL VERITAS RELOCATE ANY DIVISIONS OR ORGANIZATIONS?

Currently there are no plans to relocate any parts of Precise.

8. WILL VERITAS BE DIVESTING ANY PRECISE DIVISIONS OR PRODUCT LINES AS PART OF THE DEAL?

No. All the key elements of Precise's business are of strategic interest to VERITAS and represent an attractive complement to VERITAS offerings. Their goal is to accelerate the growth of our divisions commensurate with the large market opportunities.

9. HOW WILL CUSTOMERS BE AFFECTED BY THIS ACQUISITION? HOW DO YOU PLAN TO MANAGE NEW CUSTOMER EXPECTATIONS?

Precise has enjoyed a loyal and growing customer base of over 6,000. Our repeat sales recently hit a record 64% last quarter. VERITAS plans to continue providing the excellent Precise products, service and support upon which our customers have come to depend. In case you have questions from your customers and prospects and need an immediate answer by a Precise or Veritas executive, please contact Aki or Shimon directly.

10. WILL THE CURRENT MANAGEMENT OF PRECISE BE RETAINED?

VERITAS expects Precise's management team members to play important roles at VERITAS. VERITAS has a history of successfully integrating acquired companies and most of its current senior management team came from their earlier acquisitions, such as Seagate Software and

OpenVision Technologies, including their CTO, and the heads of American Sales and Field Operations.

11. WHAT HAPPENS TO MY BENEFITS?

VERITAS's benefits appear comparable to those offered by Precise, however more information will be provided by VERITAS. Of course, employees will keep their current Precise benefits through the close of the transaction, at which point they will be eligible for VERITAS' benefits.

12. WILL AN EMPLOYEE'S SERVICE AT PRECISE TRANSFER TO VERITAS?

Service will be bridged for vacation accrual and eligibility for short-term disability.

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